Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
CVB Financial Corp.
Ontario, California
We consent to the incorporation by reference in the Registration Statement on Form S-8, pertaining to the CVB Financial Corp. 2008 Equity Incentive Plan, of our report, dated February 28, 2007, except for the (the seventh paragraph in) Note 1, as to which the date is February 28, 2008, relating to our audit of the consolidated financial statements of CVB Financial Corp., included in its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
Our report on the consolidated financial statements refers to changes in 2006 in CVB Financial Corp.’s method of accounting for stock-based compensation and to the restatement for the correction of an immaterial error related to the accrual of FHLB stock dividend income and understated income tax expense.
/s/ MCGLADREY & PULLEN, LLP
McGladrey & Pullen, LLP
Pasadena, California
June 18, 2008